

January 5, 2023

Robert Liscouski
Chief Executive Officer
Quantum Computing Inc.
215 Depot Court SE, Suite 215
Leesburg, VA 20175

> **Re: Quantum Computing Inc.**
> **Registration Statement on Form S-3**
> **Filed December 29, 2022**
> **File No. 333-269063**

Dear Robert Liscouski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519, or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Metelitsa